As filed with the United States Securities and Exchange Commission on April 19, 2019	333-196987

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AKZO NOBEL N.V.

(Exact name of issuer of deposited securities as specified in its charter)

N.A.
(Translation of issuer’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICA
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Akzo Nobel Inc.

120 White Plains Road, Suite 300

Tarrytown, New York 10591-10522

(914) 333-7459

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing        ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-third (1/3) of one (1) ordinary share, nominal value EUR 2.00, of Akzo Nobel N.V.	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429 of the Securities Act of 1933, as amended, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-119739. This Registration Statement constitutes Post-Effective Amendment No. 3 to Registration Statement No. 333-119739.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No., 333-196987), is being filed to make certain changes to the previously filed Amended and Restated Deposit Agreement (as thereafter amended). Further, pursuant to Rule 429 of the Securities Act of 1933, as amended, the Prospectus contained herein also relates to and constitutes Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (Registration No., 333-119739), and likewise makes the same changes to Registration Statement No. 333-119739.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to Supplemental Agreement No. 4 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(5) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name and address of depositary		Face of Receipt, Introductory article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt, Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (13) Reverse of Receipt, Paragraph (16)

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraphs (14) and (16)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6) Reverse of Receipt, Paragraphs (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangement	Reverse of Receipt, Paragraphs (22) and (23) (no provision for extension)

	(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3), (4), (6), (7), (9) and (10)

	(x)	Limitation upon the liability of the depositary	Face of Receipt, Paragraph (7) Reverse of Receipt, Paragraphs (19) and (20)

3.	Fees and Charges		Face of Receipt, Paragraph (10)

Item 2. AVAILABLE INFORMATION

	Akzo Nobel N.V. shall publish on its web site (www.akzonobel.com) on an ongoing basis, or otherwise furnish the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street NE, Washington, DC 20549.		Reverse of Receipt, Paragraph (13)

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a)(5) to this Registration Statement and incorporated herein by reference.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Amended and Restated Deposit Agreement, dated as of October 15, 1999, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed on February 11, 2004 as Exhibit (a) to Form F-6 (File Number 333-112715), and incorporated herein by reference.

(a)(2)	Supplemental Agreement to Deposit Agreement, dated as of October 18, 2004, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed on October 13, 2004 as Exhibit (a)(2) to Form F-6 (File Number 333-119739), and incorporated herein by reference.

(a)(3)	Supplemental Agreement No. 2 to Deposit Agreement, dated as of September 27, 2007. Previously filed on September 28, 2007 as Exhibit (a)(3) to Post-Effective Amendment No. 1 to Form F-6 (File Number 333-119739), and incorporated herein by reference.

(a)(4)	Supplemental Agreement No. 3 to Deposit Agreement, dated as of January 2012. Previously filed on December 19, 2011 as Exhibit (a)(4) to Post-Effective Amendment No. 2 to Form F-6 (File Number 333-119739), and incorporated herein by reference.

(a)(5)	Supplemental Agreement No. 4 to Deposit Agreement. Filed herewith as Exhibit (a)(5).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed on June 24, 2014 as Exhibit (d) to Form F-6 (File Number 333-196987).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of October 15, 1999, and as supplemented and amended by the Supplemental Agreements to Deposit Agreement, dated as of October 18, 2004, September 27, 2007, and January 2012 as further supplemented and amended from time to time, by and among the Company, the Depositary, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 19, 2019.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-third of one Ordinary Share, nominal value EUR 2.00, of the Company.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Akzo Nobel N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands, on April 16, 2019.

AKZO NOBEL N.V.

By:	/s/ T.F.J. Vanlancker
Name: T.F.J. Vanlancker
Title: Chief Executive Officer

By:	/s/ M.J. de Vries
Name: M.J. de Vries
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on April 16, 2019.

SIGNATURES

Signature	Title

/s/ T.F.J. Vanlancker	Chief Executive Officer, Management Board Member
T.F.J. Vanlancker

/s/ M.J. de Vries	Chief Financial Officer, Management Board Member
M.J. de Vries

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Akzo Nobel N.V., has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in Chicago, Illinois, on April 18, 2019.

Akzo Nobel Inc. (Authorized U.S. Representative)

By:	/s/ Keith Porapaiboon
Name:	Keith Porapaiboon
Title:	Secretary

INDEX TO EXHIBITS

Exhibit Number

(a)(5)	Supplemental Agreement No. 4 to Deposit Agreement to Amended and Restated Deposit Agreement